UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Martin Midstream Partners L.P.
(Name of Issuer)
Common Units, representing limited partner interests
(Title of Class of Securities)
573331105
(CUSIP Number)
A. Wellford Tabor, 201 S. College Street, Suite 1440
Charlotte, North Carolina 28244
(704) 973-9001
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	573331105	Page	2	of	9
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS KCM, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,703,823*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,703,823*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,703,823*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	573331105	Page	3	of	9

*   Includes 5,703,823 outstanding Common Units of the Issuer owned by Martin Resource Management Corporation and its subsidiaries as reported in the Issuer’s Form 424(b)(5) Prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010. KCM, LLC owns an interest in Martin Resource Management Corporation and has an option to purchase additional interests in Martin Resource Management Corporation, whereby, if KCM, LLC exercises this option, KCM, LLC may own over 50% of the shares of Martin Resource Management Corporation. As a result, KCM, LLC may be deemed to be the beneficial owner of the Common Units owned by Martin Resource Management Corporation and its subsidiaries. KCM, LLC disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these securities in this statement on Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this statement on Schedule 13D or any other purpose.
**   Based on 17,707,832 Common Units outstanding as of August 12, 2010 as reported in the Issuer’s Form 424(b)(5) Prospectus filed with the SEC on August 12, 2010. Martin Resource Management Corporation and its subsidiaries also own Subordinated Units of the Issuer. The Subordinated Units will automatically convert on a one-for-one basis into Common Units on November 25, 2011.

CUSIP No.	573331105	Page	4	of	9
SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Keeneland Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,703,823*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,703,823*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,703,823*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	573331105	Page	5	of	9

*   Includes 5,703,823 outstanding Common Units of the Issuer owned by Martin Resource Management Corporation and its subsidiaries as reported in the Issuer’s Form 424(b)(5) Prospectus filed with the SEC on August 12, 2010. Keeneland Capital, LLC (“Keeneland”) is the managing member of KCM, LLC and owns an interest in KCM, LLC. KCM, LLC owns an interest in Martin Resource Management Corporation and has an option to purchase additional interests in Martin Resource Management Corporation, whereby, if KCM, LLC exercises this option, KCM, LLC may own over 50% of the shares of Martin Resource Management Corporation. As a result, Keeneland may be deemed to be the beneficial owner of the Common Units owned by Martin Resource Management Corporation and its subsidiaries. Keeneland disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these securities in this statement on Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this statement on Schedule 13D or any other purpose.
**   Based on 17,707,832 Common Units outstanding as of August 12, 2010 as reported in the Issuer’s Form 424(b)(5) Prospectus filed with the SEC on August 12, 2010. Martin Resource Management Corporation and its subsidiaries also own Subordinated Units of the Issuer. The Subordinated Units will automatically convert on a one-for-one basis into Common Units on November 25, 2011.

CUSIP No.	573331105	Page	6	of	9

SCHEDULE 13D
Item 1. Security and Issuer
     This statement relates to common units, representing limited partner interests (“Common Units”) of Martin Midstream Partners L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 4200 Stone Road, Kilgore, TX 75662.
Item 2. Identity and Background
     (a) This statement is filed on behalf of KCM, LLC, a Delaware limited liability company (“KCM”), and Keeneland Capital, LLC, a Delaware limited liability company (“Keeneland”), which are each referred to as a “Reporting Person” in this statement and are collectively referred to as the “Reporting Persons” in this statement. The Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed with this statement as Exhibit 99.1 and is incorporated in this statement by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
     (b) The address of each of the Reporting Persons is 201 S. College Street, Suite 1440, Charlotte, North Carolina 28244.
     (c) The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b) above. Keeneland is the managing member of KCM and owns an interest in KCM.
     (d) and (e) None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not Applicable.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to a Stock Purchase Agreement dated as of August 12, 2010 by and between KCM (the “Buyer”) and a shareholder (the “Group 1 Seller”) of Martin Resource Management Corporation, a Texas corporation (“MRMC”), KCM acquired 1,278 shares of common stock of MRMC from the Group 1 Seller. In exchange for the shares, the Buyer paid the Group 1 Seller $21,987 per share for a total purchase price of $28,099,386. The Buyer used cash on hand to pay this purchase price.
     Pursuant to a Stock Purchase Agreement dated as of August 12, 2010 by and between the Buyer and Scott D. Martin, KCM acquired an additional 129 shares of common stock of MRMC from Scott D. Martin. In exchange for the shares, the Buyer paid Scott D. Martin $31,000 per share for a total purchase price of $3,999,000. The Buyer used cash on hand to pay this purchase price.
     Pursuant to a Stock Option Agreement dated as of August 12, 2010 by and among Scott D. Martin and SKM Partnership, Ltd. (collectively, the “Grantors”) and the Buyer, the Grantors granted the Buyer an irrevocable option to purchase 3,065 shares of common stock of MRMC held by the Grantors.
     As a result of the aforementioned Stock Purchase Agreements and Stock Option Agreement, KCM acquired an interest in MRMC and has an option to purchase additional interests in MRMC, whereby, if KCM exercises this option, KCM may own over 50% of the shares of MRMC.

CUSIP No.	573331105	Page	7	of	9

Item 4. Purpose of Transaction.
     The information set forth, or incorporated by reference, in Item 3 of this statement is hereby incorporated by reference in this Item 4.
     The foregoing acquisitions described in Item 3 above were made for investment purposes only. MRMC and its subsidiaries also own subordinated units (the “Subordinated Units”) of the Issuer. The Subordinated Units will automatically convert on a one-for-one basis into Common Units on November 25, 2011. Except for these potential acquisitions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other persons, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act.
     The Issuer is managed and operated by the directors and officers of the Issuer’s general partner. MRMC wholly owns the Issuer’s general partner. All of the Issuer’s operational personnel are employees of MRMC. The Issuer’s general partner was not elected by unitholders of the Issuer and will not be subject to re-election in the future. Unitholders do not directly or indirectly participate in the Issuer’s management or operation.
     Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional Common Units or other securities of the Issuer or may sell or transfer Common Units beneficially owned by them from time to time in public or private transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Issuer’s securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law.
Item 5. Interest in Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this statement is hereby incorporated by reference in this Item 5.
(a) Based on information reported by the Issuer, there were 17,707,832 Common Units outstanding as of August 12, 2010 as reported in the Issuer’s Form 424(b)(5) Prospectus filed with the SEC on August 12, 2010. MRMC and its subsidiaries also own Subordinated Units of the Issuer. The Subordinated Units will automatically convert on a one-for-one basis into Common Units on November 25, 2011.
     As of August 12, 2010, MRMC and its subsidiaries own 5,703,823 outstanding Common Units as reported in the Issuer’s Form 424(b)(5) Prospectus filed with the SEC on August 12, 2010. KCM owns an interest in MRMC and has an option to purchase additional interests in MRMC, whereby, if KCM exercises this option, KCM may own over 50% of the shares of MRMC. As a result, KCM may be deemed to be the beneficial owner of the Common Units owned by MRMC and its subsidiaries. KCM disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these securities in this statement shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this statement or any other purpose.
     Keeneland is the managing member of KCM and owns an interest in KCM. As a result, Keeneland may be deemed to be the beneficial owner of the Common Units owned by MRMC and its subsidiaries. Keeneland disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these securities in this statement shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this statement or any other purpose.
(b) MRMC may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by it as indicated above. By virtue of KCM’s ownership interest in MRMC, as described above, KCM may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by MRMC as indicated above.

CUSIP No.	573331105	Page	8	of	9

     By virtue of Keeneland’s position as managing member of KCM and by virtue of KCM’s ownership interest in MRMC, as described above, Keeneland may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by MRMC as indicated above.
(c) The information set forth, or incorporated by reference, in Item 3 of this statement is hereby incorporated by reference in this Item 5.
(d) Other than the Issuer’s quarterly distributions which all holders of the Issuer’s Common Units of record are entitled to receive, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this statement is hereby incorporated by reference in this Item 6.
     MRMC has been both a significant customer and supplier of products and services offered by the Issuer. The relationship between MRMC and the Issuer is more fully described in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 under Item 2, “Our Relationship with Martin Resource Management.” The information set forth therein is hereby incorporated by reference. To the best of the Reporting Person’s knowledge, except as described in this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of the Issuer.
Item 7. Materials to be Filed as Exhibits.
Exhibit 99.1 — Joint Filing Agreement dated August 23, 2010 between KCM, LLC and Keeneland Capital, LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 23, 2010

KCM, LLC
By:	Keeneland Capital, LLC
Its: Managing Member

By:	/s/ A. Wellford Tabor
A. Wellford Tabor
Its: Managing Member

KEENELAND CAPITAL, LLC
By:	/s/ A. Wellford Tabor
A. Wellford Tabor
Its: Managing Member